Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES –
PLAZA CENTERS AWARDED MAALOT A+/POSITIVE RATING
TO RAISE UP TO US$400 MILLION OF NEW DEBT

Tel-Aviv, Israel – May 30, 2007–Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading Central and Eastern European (“CEE”) and India emerging markets property developer, announced today that that Maalot, the Israel Securities Rating Company Ltd. and an affiliate of Standard & Poor's Rating Services, has approved a rating of “A+/Positive”, for Plaza to raise new debt up to the amount of US$400 million.

Plaza now has the financial flexibility to issue corporate bonds in the Israeli Institutional Market in order to finance its continued growth, as an alternative to raising funds through the equity markets. In the event that the Plaza decides to proceed with such an offer in the future, it anticipates that its debentures would be linked to the Israeli Consumer Price Index, while the exact rate of interest would be determined at tender.

As Plaza’s functional currency is the Euro, and if bonds are raised, Plaza intends to hedge the future obligation to correlate with the Euro.

A full copy of Maalot’s report (the English version) is available at http://www.plazacenters.com/financial_reports.html.

A full copy of Maalot’s report (the Hebrew version) is available at  http://www.maalot.co.il.

Mr. Shimon Yizhaki, President, commented: “We are very pleased with the faith and confidence in the rating “A+/Positive” by Maalot, the Israel Securities Rating Company Ltd. and an affiliate of Standard & Poor's Rating Services, for Plaza. This rating demonstrates Maalot’s great confidence in Plaza as a real estate and development company. This ability to raise funds through the markets in the future will enable EMI to enrich it’s portfolio in order to develop it’s existing and future portfolio of shopping and entertainment centers and other projects both in the CEE and in India.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv)

Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@elbitimaging.com	kprice@hfgcg.com